EXHIBIT 99.1

Gentor Resources Inc.

PRESS RELEASE

Gentor Announces Sale of Idaho Project

Toronto, Canada – December 10, 2012 - Gentor Resources Inc. (the “Company”) (TSX-V – “GNT”) announces that it has entered into an agreement to sell all of its shares of its wholly-owned Idaho subsidiary, Gentor Idaho, Inc., for nominal consideration (the “Sale”).  Gentor Idaho, Inc. holds the Company’s molybdenum-tungsten-silver project in east-central Idaho, U.S., such that the Company is disposing of its said molybdenum-tungsten-silver project pursuant to the Sale.  The proposed purchaser of the said shares is Lloyd J. Bardswich, who is the sole director and officer of Gentor Idaho, Inc., and was formerly President, Treasurer, Chief Financial Officer and a director of the Company.

Closing of the Sale is subject to the approval of the TSX Venture Exchange.

The Company also reports that Simon Village has resigned as a director and as the Chairman of the Board of the Company.

About Gentor Resources Inc.
The Company is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and Turkey.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman and Turkey.  In Oman, the Company is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6.  In Turkey the Company is partnered with the Besler Group at Hacimeter.

Forward-Looking Information: Statements in this press release relating to the proposed completion of the Sale are forward-looking information within the meaning of applicable Canadian securities laws.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  A factor that could cause actual results or events to differ materially from current expectations include, among other things, the need to obtain TSX Venture Exchange approval in order to close the Sale.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President and CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: (416) 366 2221 or 1 (800) 714 7938.